                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                     International Alliance Services, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  458875 10 1
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                                 (CUSIP Number)

                             Rick L. Burdick, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 711 Louisiana
                                   Suite 1900
                              Houston, Texas 77002
                                 (713) 220-5800
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 3, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes.)

CUSIP No.  458875 10 1

(1)  Names of Reporting Persons. S.S. or I.R.S.    Alliance Holding Corporation
     Identification Nos. of Above Persons

(2)  Check the Appropriate Box if                  [ ]
     a Member of a Group (See Instructions)        Not applicable

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)            OO

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                [ ]

(6)  Citizenship or Place of Organization          Delaware

   Number of Shares  (7)  Sole Voting Power        0
     Beneficially
     Owned by Each   (8)  Shared Voting Power      7,196,000
     Reporting
     Person With     (9)  Sole Dispositive Power   0

                     (10) Shared Dispositive Power 0

(11) Aggregate Amount Beneficially                 7,196,000
     Owned by Each Reporting Person                (See Item 5)

(12) Check if the Aggregate Amount                 [ ]
     in Row (11) Excludes Certain                  (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                  20.4%
     by Amount in Row (11)                         (See Item 5)

(14) Type of Reporting Person (See Instructions)   HC CO

CUSIP No.  458875 10 1

(1)  Names of Reporting Persons. S.S. or I.R.S          Joseph E. LoConti
     Identification Nos. of Above Persons

(2)  Check the Appropriate Box if                       [ ]
     a Member of a Group (See Instructions)             Not applicable

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                 OO

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [ ]

(6)  Citizenship or Place of Organization               Ohio

   Number of Shares   (7)  Sole Voting Power            6,684,300
     Beneficially
     Owned by Each    (8)  Shared Voting Power          7,196,000
     Reporting
     Person With      (9)  Sole Dispositive Power       6,684,300

                      (10) Shared Dispositive Power     7,196,000

(11) Aggregate Amount Beneficially                      13,880,300
     Owned by Each Reporting Person                     (See Item 5)

(12) Check if the Aggregate Amount                      [X]
     in Row (11) Excludes Certain                       (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                       38.5%
     by Amount in Row (11)                              (See Item 5)

(14) Type of Reporting Person (See Instructions)        IN

CUSIP No.  458875 10 1

(1)  Names of Reporting Persons. S.S. or I.R.S         Sophia Management Ltd.
     Identification Nos. of Above Persons

(2)  Check the Appropriate Box if                      [ ]
     a Member of a Group (See Instructions)            Not applicable

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                OO

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                    [ ]

(6)  Citizenship or Place of Organization              Ohio

   Number of Shares   (7)  Sole Voting Power           5,825,000
     Beneficially
     Owned by Each    (8)  Shared Voting Power         0
     Reporting
     Person With      (9)  Sole Dispositive Power      5,825,000

                      (10) Shared Dispositive Power    0

(11) Aggregate Amount Beneficially                     5,825,000
     Owned by Each Reporting Person                    (See Item 5)

(12) Check if the Aggregate Amount                     [ ]
     in Row (11) Excludes Certain                      (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                      15.8%
     by Amount in Row (11)                             (See Item 5)

(14) Type of Reporting Person (See Instructions)       OO

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), (f) This Statement is being filed by Alliance Holding Corporation, a Delaware corporation ("Alliance"), Mr. Joseph E. LoConti, and Sophia Management Ltd. ("Sophia") (all of the foregoing collectively, the "Reporting Persons" and individually, the "Reporting Person"). A copy of an agreement among the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         Sophia is an Ohio limited liability company with its principal executive offices located at 10055 Sweet Valley Drive, Valley View, Ohio 44125. Each manager of Sophia is a citizen of the United States. The name, business address and principal occupation or employment of each manager of Sophia are listed on Schedule A, attached hereto and incorporated herein by reference.

         (d) - (e) Except as noted below, during the past five years, neither Sophia nor, to the best of Sophia's knowledge, any person listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         In 1992, a Federal District Court in Ohio convicted Mr. LoConti of willful failure to file federal income tax returns on a timely basis for the years 1984 and 1985, a misdemeanor. Although the returns were filed and the taxes paid prior to the indictment, the misdemeanor for which Mr. LoConti was convicted required proof only of failing to file such returns on a timely basis. Mr. LoConti paid a $5,000 penalty for each of the two counts on which he was convicted.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 3, 1997, Alliance distributed to stockholders of Alliance and Sophia (the "Alliance Transferees") all of the shares of common stock, $.01 par value per share ("Common Stock"), of International Alliance Services, Inc. ("Issuer") and warrants to purchase Common Stock held by Alliance as of such date (the "Alliance Distribution"). As of April 3, 1997, prior to the Alliance Distribution, Alliance owned of record an aggregate of 13,390,000 shares of Common Stock (the "Alliance Shares") and warrants to purchase and aggregate of 4,115,000 shares of Common Stock (the "Alliance Warrants").

         Alliance effected the distribution of (i) 10,000,000 Alliance Shares and 1,680,000 Alliance Warrants to shareholders of Alliance as a pro rata dividend and (ii) 3,390,000 Alliance Shares and 2,435,000 Alliance Warrants to Sophia as a private sale of Common Stock in consideration for

Sophia's assumption of all of the known and unknown liabilities of Alliance.

         Through the Alliance Distribution, Mr. LoConti may be deemed to have disposed of an aggregate of 10,826,200 shares of Common Stock previously indirectly beneficially owned by Mr. LoConti through Alliance. Of the 10,826,200 Alliance Shares and Alliance Warrants indirectly disposed of by Mr. LoConti, 7,400,000 Alliance Shares and 991,200 Alliance Warrants were distributed as a pro rata dividend by Alliance to its shareholders and 2,435,000 Alliance Warrants were distributed to Sophia, in each case as described above. With respect to the balance of the shares of Alliance indirectly owned by Mr. LoConti, such distribution only effected Mr. LoConti's form of beneficial ownership.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Sophia acquired the securities described in Item 3 as an investment. It is currently contemplated that Sophia will distribute up to approximately 2,400,000 of the Alliance Shares that it acquired through the Alliance Distribution to satisfy a portion of the debt of Alliance that Sophia assumed in consideration for the Alliance Shares and Alliance Warrants. See Item 3.

         Each of the Alliance Transferees, including Sophia, has agreed that the Alliance Shares, the Alliance Warrants and the shares of Common Stock issuable upon exercise of the Alliance Warrants (together with the Alliance Shares and the Alliance Warrants, collectively, the "Alliance Securities") are subject to a Lock-up Agreement dated April 3, 1997 (the "Lock-up Agreement") between each of the Alliance Transferees and Issuer. Under the terms of the Lock-up Agreement, each of the Alliance Transferees has agreed that he, she or it will not, directly or indirectly, without the unanimous consent of the Board of Directors of Issuer, sell, assign, transfer, pledge or otherwise dispose of, other than by pledge or other grant of a security interest if the pledgee agrees in writing to be bound by the terms of the Lock-up Agreement (collectively, "Transfer"), such Alliance Transferee's Alliance Securities prior to October 17, 1998. Notwithstanding the foregoing, beginning April 17, 1997, Alliance Transferees may Transfer up to 15% of their Alliance Securities. In addition, Sophia may transfer the Alliance Securities to satisfy debt as set forth above, provided that the debtors agree to be bound by the terms of the Lock-up Agreement.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)(i) As of April 3, 1997, following the consummation of the Alliance Distribution, Alliance beneficially owned an aggregate of 7,196,000 shares of Common Stock constituting approximately 20.4% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997. All of the shares of Common Stock beneficially owned by Alliance are directly held by MGD Holdings Ltd.

         MGD Holdings Ltd. has agreed for a period ending October 17, 1998 to vote all shares of Common Stock held by it, from time to time, in accordance with the recommendation of the management of Alliance. MGD Holdings Ltd. also owns warrants to acquire an additional 5,940,000 shares of Common Stock, which, if exercised, would make such additional shares subject to the voting trust. On March 25, 1997, Alliance and MGD Holdings Ltd. entered into an agreement to terminate such voting trust, subject to the receipt of any necessary regulatory approvals. Accordingly, if such approval is obtained, Alliance would not beneficially own any shares of Common Stock and would no longer be a reporting person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

                  (ii) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. LoConti beneficially owned an aggregate of 13,880,300 shares of Common Stock, which includes warrants to purchase 688,800 shares of Common Stock and 7,196,000 shares of Common Stock owned of record by MGD Holdings Ltd., representing approximately 38.5% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997. Mr. LoConti disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. With the exception of the shares held of record by MGD Holdings Ltd. and an aggregate of 5,500 shares held of record by Mr. LoConti's wife and through a corporation Mr. LoConti controls, all of such shares are subject to the Lock-up Agreement described in Item 4.

         Mr. LoConti has indirect beneficial ownership of the shares of Common Stock owned of record by MGD Holdings Ltd. through the voting trust described in
Item 5(a)(i). If and when regulatory approval is obtained to terminate such trust, Mr. LoConti would benefically own 6,684,300 shares of Common Stock constituting approximately 18.4% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997. In addition, subject to the occurrence of certain events, Mr. LoConti has agreed to grant a proxy to Mr. Michael G. DeGroote, Chairman of the Board of Issuer and the controlling stockholder, a director and President of MGD Holdings Ltd., that covers the shares of Common Stock held by Mr. LoConti.

                   (iii) As of April 3, 1997, following the consummation of the Alliance Distribution, Sophia beneficially owned an aggregate of 5,825,000 shares of Common Stock, which includes warrants to purchase 2,435,000 shares of Common Stock, representing approximately 15.8% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997.

                   (iv) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Craig L. Stout and Ms. Anne L. Meyers, a Vice President and the Secretary of Alliance, respectively, beneficially owned an aggregate of 1,319,200 shares of Common Stock, which includes warrants to purchase 617,600 shares of Common Stock, representing approximately 3.7% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997.

                   (v) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Edward F. Feighan, a Vice President of Alliance, beneficially owned an aggregate of 1,665,800 shares of Common Stock, which includes warrants to purchase 1,159,000 shares of Common Stock, representing approximately 4.6% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997.

                   (vi) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Gregory J. Skoda, a Vice President of Alliance, beneficially owned an aggregate of 1,641,000 shares of Common Stock, which includes warrants to purchase 1,195,400 shares of Common Stock, representing approximately 4.5% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997.

                   (vii) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Joseph J. Tartabini, Sr., Treasurer of Alliance, beneficially owned an aggregate of 1,170,000 shares of Common Stock, which includes warrants to purchase 168,000 shares of Common Stock, representing approximately 3.3% of the 35,350,688 shares of Common Stock deemed outstanding as of April 3, 1997.

          (b)(i) As of April 3, 1997, following the consummation of the Alliance Distribution, Alliance shared voting power with respect to 7,196,000 shares of Common Stock owned of record by MGD Holdings Ltd. See Item 5(a)(i).

          (ii) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. LoConti shared voting power with respect to 7,196,000 shares of Common Stock owned of record by MGD Holdings Ltd. See Item 5(a)(ii). In addition, Mr. LoConti has sole voting power with respect to an additional 6,684,300 shares of Common Stock.

         (iii) As of April 3, 1997, following the consummation of the Alliance Distribution, Sophia has sole voting power with respect to 5,825,000 shares of Common Stock.

         (iv) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Stout and Ms. Meyers, as husband and wife, have shared voting power with respect to 1,319,200 shares of Common Stock.

         (v) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Feighan has sole voting power with respect to 1,665,800 shares of Common Stock.

         (vi) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Skoda has sole voting power with respect to 1,641,000 shares of Common Stock.

         (vii) As of April 3, 1997, following the consummation of the Alliance Distribution, Mr. Tartabini has sole voting power with respect to 1,170,000 shares of Common Stock.

         (c) Within the last 60 days, the Reporting Persons and persons named in Item 2 have effected the following transactions:

                  (i) On April 3, 1997, Alliance distributed 13,390,000 shares of Common Stock and warrants to purchase 4,115,000 shares of Common Stock.

                  (ii) On April 3, 1997, Mr. LoConti distributed 7,400,000 shares of Common Stock and warrants to purchase 3,426,000 shares of Common Stock through his interest in Alliance.

                  (iii) On April 3, 1997, Sophia acquired 3,390,000 shares of Common Stock and warrants to purchase 2,435,000 shares of Common Stock. All of such shares are subject to the Lock-up Agreement described in Item 4.

                  (iv)     On April 3, 1997, Mr. Stout and Ms. Meyers acquired
(i) 700,000 shares of Common Stock and warrants to purchase 117,600 shares of Common Stock, through the pro rata distribution of the Alliance Shares and Alliance Warrants to shareholders of Alliance, and (ii) warrants to purchase 500,000 shares of Common Stock through the acquisition of the Alliance Warrants by Sophia. All of such shares are subject to the Lock-up Agreement described in Item 4.

                  (v) On April 3, 1997, Mr. Feighan acquired (i) 500,000 shares of Common Stock and warrants to purchase 84,000 shares of Common Stock, through the pro rata distribution of the Alliance Shares and Alliance Warrants to shareholders of Alliance, and (ii) warrants to purchase 1,075,000 shares of Common Stock through the acquisition of the Alliance Warrants by Sophia. All of such shares are subject to the Lock-up Agreement described in Item 4.

                  (vi) On April 3, 1997, Mr. Skoda acquired (i) 250,000 shares of Common Stock and warrants to purchase 42,000 shares of Common Stock, through the pro rata distribution of the Alliance Shares and Alliance Warrants to shareholders of Alliance, and (ii) warrants to purchase 860,000 shares of Common Stock through the acquisition of the Alliance Warrants by Sophia. All of such shares are subject to the Lock-up Agreement described in Item 4.

                  (vii) On April 3, 1997, Mr. Tartabini acquired 1,000,000 shares of Common Stock and warrants to purchase 168,000 shares of Common Stock, through the pro rata distribution of the Alliance Shares and Alliance Warrants to shareholders of Alliance. All of such shares are subject to the Lock-up Agreement described in Item 4.

                  For more information regarding each of the foregoing transactions, see Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1:  Joint Filing Agreement


         Exhibit 2: Lock-up Agreement dated April 3, 1997 between Sophia and
                    Issuer

         Exhibit 3: Form of Lock-up Agreement dated April 3, 1997 between each
                    Alliance Transferee and Issuer

                                   SIGNATURES


         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


                                   ALLIANCE HOLDING CORPORATION


Dated:  April 21, 1997             By: /s/ Joseph E. LoConti
                                       ----------------------------------------
                                       Joseph E. LoConti,
                                   Title:   Chairman of the Board and President


Dated:  April 21, 1997             By: /s/ Joseph E. LoConti
                                       ----------------------------------------
                                       Joseph E. LoConti


Dated:  April 21, 1997             SOPHIA MANAGEMENT LTD.


                                   By: /s/  Gregory J. Skoda
                                       ----------------------------------------
                                       Gregory J. Skoda
                                   Title:   Treasurer

                                   SCHEDULE A

                                    MANAGERS
                                       OF
                             SOPHIA MANAGEMENT LTD.


                                                            PRINCIPAL
   NAME                PRINCIPAL OCCUPATION            BUSINESS ADDRESS
   ----                --------------------            ----------------
Edward F. Feighan      President of Issuer         10055 Sweet Valley Drive
                                                   Valley View, Ohio 44125

Joseph E. LoConti      Legal and Business Advisor  10055 Sweet Valley Drive
                       of Issuer                   Valley View, Ohio 44125

Gregory K. Skoda       Chief Financial Officer     6685 Beta Drive
                       of Issuer                   Mayfield Village, Ohio 44143

Craig L. Stout         Chief Operating Officer     10055 Sweet Valley Drive
                       of Issuer                   Valley View, Ohio 44125

                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
   1                Joint Filing Agreement

   2                Lock-up Agreement dated April 3, 1997
                    between Sophia and Issuer

   3                Form of Lock-up Agreement
                    dated April 3, 1997 between each
                    Alliance Transferee and Issuer